HEELYS, INC.
3200 Belmeade Drive, Suite 100
Carrollton, Texas 75006

January 29, 2013

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Heelys, Inc. — Application for Withdrawal of
Post-Effective Amendment No. 1 to each of
Form S-8 Registration Statement No. 333-167042
Form S-8 Registration Statement No. 333-152929
Form S-8 Registration Statement No. 333-139476

Ladies and Gentlemen:

Heelys, Inc., a Delaware corporation (the “Company”), hereby requests that its Post-Effective Amendment No. 1 to Form S-8 Registration Statement (File No. 333-167042), its Post-Effective Amendment No. 1 to Form S-8 Registration Statement (File No. 333-152929) and its Post-Effective Amendment No. 1 to Form S-8 Registration Statement (File No. 333-139476) each originally filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2013 (collectively, the “Post-Effective Amendments”) be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Company is requesting withdrawal of the Post-Effective Amendments because of a filing error relating to the EDGAR coding. The Post-Effective Amendments were incorrectly coded and filed with the EDGAR code “POS AM,” whereas the Company intended the Post-Effective Amendments to be filed with the Commission with the code “S-8 POS.” The Company is requesting the withdrawal so that the Post-Effective Amendments may be re-filed using the correct EDGAR code. No securities were sold under any of the Post-Effective Amendments.

Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (646) 564-2574 or Faiz Ahmad of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel, at (302) 651-3045.

Very truly yours,

HEELYS, INC.
/s/ Yehuda Shmidman
Chief Executive Officer

cc: Faiz Ahmad, Skadden, Arps, Slate, Meagher & Flom LLP